1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

February 6, 2013

VIA EDGAR

Deborah D. Skeens

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Variable Insurance Trust (the “Registrant”)
File Nos. 333-37115, 811-08399

Dear Ms. Skeens:

In a January 10, 2013 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 59 (“PEA 59”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 61 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on December 5, 2012. PEA 59 was filed to register Advisor Class shares of the PIMCO Global Diversified Allocation Portfolio, an existing series of the Registrant (the “Portfolio”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used below have the same meaning as given in PEA 59.

General Comments

Comment 1: Certain information, such as fees and expenses of the Portfolio and certain exhibits, is missing. Please confirm that missing information will be provided in a post-effective amendment.

Response: Comment acknowledged. The Registrant confirms that missing information will be provided in the next post-effective amendment filed pursuant to Rule 485(b) of the 1933 Act relating to the Portfolio’s Advisor Class shares.

Portfolio Summary—Fees and Expenses

Comment 2: Delete footnotes 1 and 2 to the fee table, which relate to estimated organizational expenses and Acquired Fund Fees and Expenses. Alternatively, confirm that the Portfolio is a “New Fund” within the meaning of Instruction 6 to Item 3 of Form N-1A and delete the 5- and 10-year portions of the Expense Example pursuant to Instruction 6(b).

US Austin Boston Charlotte Hartford New York Newport Beach Philadelphia Princeton San Francisco Silicon Valley Washington DC

EUROPE Brussels London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Deborah D. Skeens February 6, 2013 Page 2

Response: Comment accepted. The Registrant confirms that pursuant to Form N-1A Item 3 Instruction 6, the Portfolio still qualifies as a “New Fund.” In the next post-effective amendment filed pursuant to Rule 485(b) of the 1933 Act with respect to the Portfolio’s Advisor Class shares, financial statements are included for the Portfolio’s initial fiscal year that report operating results for a period of less than six months. Accordingly, the 5- and 10-year portions of the Expense Example have been deleted pursuant to Instruction 6(b) and the Staff’s comment.

Comment 3: With respect to footnotes 3 and 4 to the fee table, confirm that the footnotes and corresponding line items in the fee table are consistent with the requirements of Instruction 3(e) to Item 3 of Form N-1A. Specifically, only include these footnotes and corresponding line items to the extent the applicable reimbursement and waiver arrangements actually reduce Portfolio operating expenses for no less than one year from the effective date of the registration statement.

Response: Comment accepted. In response to the comment and in accordance with Form N-1A Item 3 Instruction 3(e), footnote 3 (regarding the organizational expense reimbursement arrangement) has been deleted. With respect to footnote 4 to the fee table in PEA 59, to the best of the Registrant’s knowledge and belief, the Portfolio’s contractual waiver arrangement will reduce actual expenses for no less than one year from the date of the Portfolio’s registration statement.

Comment 4: Footnotes 3 and 4 to the fee table describe certain expense reimbursements and/or fee waiver arrangements. Confirm that any adjustment to the Expense Example is made only for those period(s) for which the expense reimbursement and/or fee waiver arrangement is expected to continue.

Response: Comment acknowledged. The Registrant confirms that any adjustment to the Expense Example made to reflect the contractual fee waiver only affects the Expense Example period(s) for which, to the best of the Registrant’s knowledge and belief, the fee waiver is expected to continue.

Portfolio Summary—Portfolio Turnover

Comment 5: Revise the Portfolio Turnover section to disclose the period for which the information is provided if less than a full fiscal year. See Instruction 5 to Item 3 of Form N-1A.

Deborah D. Skeens February 6, 2013 Page 3

Response: Comment accepted. This section has been updated to provide the Portfolio’s portfolio turnover for the two-month fiscal period from the date the Portfolio commenced operations through the end of the most recent fiscal period for which such information is currently available.

Portfolio Summary—Principal Risks

Comment 6: Certain principal risks are not discussed in the Principal Investment Strategies section, such as Subsidiary Risk and Arbitrage Risk. Accordingly, confirm that such risks are in fact principal risks of the Portfolio.

Response: The Portfolio will invest in a variety of Underlying PIMCO Funds and Acquired Funds (as disclosed in the Principal Investment Strategies), some of which utilize principal investment strategies that involve investing in a subsidiary and/or arbitrage strategies. Accordingly, the Registrant confirms that Subsidiary Risk and Arbitrage Risk are principal risks of the Portfolio due to the Portfolio’s potential investment in certain Underlying PIMCO Funds that are subject to Subsidiary Risk and Arbitrage Risk.

Comment 7: Consider whether all aspects of Tax Risk, as described in the Principal Risks section, are relevant to variable contract owners.

Response: Comment accepted. The Registrant has reviewed the Tax Risk disclosure and revised, where appropriate, to focus such disclosure on the risks that may be relevant to a variable contract owner. Any discussion of tax risks that primarily relate to separate accounts investing in the Portfolio, but not necessarily variable contract owners, have been deleted or moved to the SAI, as appropriate.

Portfolio Summary—Performance Information

Comment 8: Delete the second paragraph of the Performance Information section relating to the Portfolio’s indexes. This disclosure is not required since no performance information is presented.

Response: General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the [Portfolio] and prospective investors.” The Registrant believes that a concise narrative description of the Portfolio’s indexes is “effective communication” within the meaning of the General Instruction. As the Registrant is required to compare the Portfolio’s performance against the performance of a broad-based securities market index and is permitted to compare its performance against an additional index, the Registrant believes it is “effective communication” to concisely describe the indexes to investors, particularly since the indexes will serve as a benchmark for the Portfolio’s future

Deborah D. Skeens February 6, 2013 Page 4

performance. Moreover, the inclusion of the narrative description, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the Registrant believes the narrative description of the indexes provides helpful, clarifying information for investors.

Portfolio Summary—Investment Adviser/Portfolio Manager

Comment 9: Revise the Investment Adviser/Portfolio Manager section to state the length of service of each portfolio manager. See Item 5(b) of Form N-1A.

Response: Comment accepted.

Additional Comments

Comment 10: Review the Management of the Portfolio—Annual Underlying PIMCO Fund Expenses section and delete all footnotes relating to expired reimbursement or waiver arrangements. Confirm that any fees and expenses reflected in the table do not reflect expired reimbursement or waiver arrangements.

Response: Comment accepted. To the best of the Registrant’s knowledge and belief, any fees and expenses reflected in the table do not reflect expired reimbursement or waiver arrangements.

Comment 11: In response to Item 28(h) of Form N-1A, “forms of” a participation agreement, services agreements and selling agreements have been filed as exhibits to the registration statement. Except where otherwise permitted by Rule 483(d)(2), please file executed copies of these agreements and not “form of” agreements. Alternatively, confirm in your response that the executed agreements are substantially identical to the form of agreements previously filed as exhibits.

Response: Due to the large number of agreements involved and consistent with past practice, the current “form of” participation agreement, services agreements and selling agreements have been filed as exhibits to the registration statement. The Registrant will make a copy of any executed participation agreement, services agreement or selling agreement available to the Staff upon request. In addition, the Registrant confirms that the executed agreements are substantially identical to the “form of” agreements previously filed as exhibits.

Deborah D. Skeens February 6, 2013 Page 5

*                         *                        *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 59 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC
Ryan Leshaw, Pacific Investment Management Company LLC
Dino Capasso, Pacific Investment Management Company LLC
Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Variable Insurance Trust

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

February 6, 2013

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Variable Insurance Trust (the “Registrant”) (File Nos. 333-37115, 811-08399)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Amendment No. 61 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on December 5, 2012 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Vice President

cc:	Brendan C. Fox
Adam T. Teufel
J. Stephen King, Jr.
Ryan Leshaw
Dino Capasso